UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )1

———————

‘mktg, inc.’

(Name of Issuer)

Common Stock, $.001 par value each

(Title of Class of Securities)

60688K 108

(CUSIP Number)

Marc Particelli

c/o ‘mktg, inc.’

75 Ninth Avenue, 3rd Floor

New York, New York 10011

(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marc Particelli
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 491,933
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 491,933
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,933
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
X
(See Items 5(a) herein)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, $.001 par value per share (“Common Stock”) of ‘mktg, inc.’ (the “Issuer”). The address of the Issuer is 75 Ninth Avenue, 3rd Floor, New York, New York 10011.

Item 2.

Identity and Background.

(a)

This statement is being filed by Marc Particelli (the “Reporting Person”).

(b)

The address of the Reporting Person is 15 Grove Lane, Greenwich, Connecticut 06831.

(c)

The Reporting Person is the Issuer’s Chairman of the Board, with a business address of 75 Ninth Avenue, 3rd Floor, New York, New York 10011.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 491,933 shares of Common Stock, consisting of (i) 312,633 shares of Common Stock held directly by the Reporting Person, (ii) 14,300 shares of Common Stock owned by the Reporting Person’s IRA, and (iii) 165,000 shares of Common Stock issuable upon exercise of stock options issued to the Reporting Person by the Issuer for services rendered as a director and officer of the Issuer. Except with respect to shares of Common Stock awarded to the Reporting Person by the Issuer in consideration of his service as a director and Chairman of the Board of the Issuer, the shares of Common Stock owned by the Reporting Person were purchased with personal funds.

Item 4.

Purpose of the Transaction.

The Reporting Person acquired the securities of the Issuer purchased by him for investment purposes. As a non-employee director of the Issuer, the Reporting Person is currently entitled to receive on the first day of each calendar quarter shares of Common Stock with a value of $7,500 as of the last day of the preceding quarter, and as the Issuer’s Chairman of the Board, the Reporting Person is currently entitled to receive an additional quarterly grant, on February 15, May 15, August 15 and November 15, of each year, of shares of Common Stock with a value of $25,000 as of such date.

The Reporting Person intends to review from time to time his investment in the Issuer and depending on such review may consider various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions, the Reporting Person may acquire additional shares of Common Stock of the Issuer and determine to increase his investment or sell all or part of his investment in the Issuer through open-market purchases, privately negotiated transactions (with the Issuer or third parties), a tender or exchange offer or otherwise.

While the Reporting Person does not have any specific plans or proposals that relate to, or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, in pursuing the best interests of the Issuer, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 60688K 108	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this filing, the Reporting Person beneficially owns 491,933 shares of Common Stock of the Issuer as set forth in Item 3 above. Such shares do not include 1,500 shares of Common Stock owned by the Marc C. Particelli 2006 Family Trust (the “Family Trust”), the beneficiaries of which are the Reporting Person’s children, and the trustee of which is the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of those shares held by the Family Trust.

As of the date of this filing (based on 8,410,866 shares of Common Stock of the Issuer issued and outstanding), the 491,933 shares of Common Stock of the Issuer beneficially owned by the Reporting Person (which includes 165,000 shares of Common Stock that may be acquired upon exercise of immediately exercisable stock options) constitutes 5.74% of the Issuer’s outstanding shares of Common Stock.

(b)

The Reporting Person has the sole power to vote and dispose of, or to direct the vote or disposition of, the 491,933 shares of Common Stock of the Issuer beneficially owned by him.

(c)

The following purchases and awards of Common Stock constitute all of the transactions effected by the Reporting Person in the Issuer’s Common Stock in the past 60 days. The purchases were made on the open market in broker transactions, and the awards were as a result of the Reporting Person’s service as a director and Chairman of the Board of the Issuer, as described in Item 4 above.

Date of Acquisition	Shares of Common Stock Acquired	Price
11/17/2008	15,244	$0*
11/24/2008	10,000	$1.07
11/25/2008	4,850	$0.95
11/26/2008	5,000	$0.95
11/26/2008	5,000	$0.91
12/01/2008	5,000	$0.91
12/04/2008	5,000	$0.90
12/05/2008	5,000	$0.88
12/22/2008	5,000	$1.26
12/23/2008	4,800	$1.21
12/31/2008	5,000	$1.19
01/01/2009	5,208	$0*

———————

*Issuer award.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits.

Not Applicable.

CUSIP No. 60688K 108	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2009

/s/Marc Particelli
Marc Particelli